UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________ to ______________________________

Commission File Number: 001-05353
____________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

TELEFLEX 401(k) SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Maillie LLP
Oaks, Pennsylvania
June 27, 2018
________________

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016
ASSETS
Investments, at fair value
Registered investment companies	$307,096,260	$236,306,387
Common stock fund	99,156,769	76,235,903
Investments, at fair value	406,253,029	312,542,290

Investments, at contract value	35,803,625	37,410,315

TOTAL INVESTMENTS	442,056,654	349,952,605
Receivables
Participant loans receivable	6,956,412	6,536,569
TOTAL RECEIVABLES	6,956,412	6,536,569

NET ASSETS
AVAILABLE FOR BENEFITS	$449,013,066	$356,489,174

See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016

ADDITIONS TO NET ASSETS
Contributions
Employer	$10,383,008	$8,958,254
Employee	17,742,201	14,960,079
Rollover	14,513,494	3,021,953
Other contributions	223,680	20,507
TOTAL CONTRIBUTIONS	42,862,383	26,960,793
Investment income
Interest and dividends	12,162,209	9,355,027
Net appreciation in fair value of investments	28,285,272	17,651,024
Realized gain on the sale of investments	47,260,421	8,399,766
TOTAL INVESTMENT INCOME	87,707,902	35,405,817

TOTAL ADDITIONS	130,570,285	62,366,610

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	37,561,971	30,122,979
Administrative fees	473,216	256,401
Other deductions	11,206	—
TOTAL DEDUCTIONS	38,046,393	30,379,380

NET INCREASE	92,523,892	31,987,230

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	356,489,174	324,501,944

END OF YEAR	$449,013,066	$356,489,174

See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A	GENERAL DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Description of the Plan

A general description of the Teleflex 401(k) Savings Plan (the “Plan”) follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of Teleflex Incorporated (the “Company”) or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at their date of hire. Part-time employees require one year and 1,000 hours of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). The ESOP feature permits a participant to elect to have any dividend paid on the shares of Company common stock allocated to his or her account either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.

Except with respect to certain union employees, the Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” or “QACA,” within the meaning of Code Sections 401(k)(13) and 401(m)(12) and the treasury regulations and other guidance issued thereunder, and an “eligible automatic contribution arrangement” or “EACA,” within the meaning of Code Section 414(w) and the treasury regulations and other guidance issued thereunder. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy the actual deferral percentage (ADP) and actual contribution percentage (ACP) tests. The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant's first automatic contribution.

Contributions - Participants were able to contribute up to the lesser of $18,000 or 50% of their annual compensation, during 2017 and 2016. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes. The employer matching contributions equal 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $270,000 and $265,000 during 2017 and 2016, respectively.

In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $6,000 during 2017 and 2016. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily, except for the Company common stock fund, which restricts exchanges to once in a 60-day timeframe. A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: (i) a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due; (ii) a participant on a leave of absence has an unpaid amount for a period of a year; or (iii) a participant incurs a severance from employment.

Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. With the exception of certain employer matching contributions that become 100% vested after three years of employment, the employer matching contributions made on or after January 1, 2009, become 100% vested after two years of employment.

Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his or her vested account balance after attainment of age 59 1/2. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to pay Plan expenses and reduce the amount of future contributions required to be made to the Plan by the Company and the other participating employers in the Plan. The amount of unallocated forfeitures at December 31, 2017 and 2016 were $114,092 and $91,682, respectively.

Plan termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article V of the Plan document.

Plan Amendments - On February 17, 2017 the Company acquired Vascular Solutions, Inc. and approved an amendment to allow all employees to participate in the Teleflex 401(k) Savings Plan effective April 1, 2017.  All Vascular Solutions employees who met the Company’s eligibility criteria were eligible to participate in the Plan and were provided an option to rollover their Vascular Solutions 401(k) Retirement and Savings Plan assets into the Plan.

Significant Accounting Policies

The significant accounting policies of the Plan employed in the preparation of the accompanying financial statements follow:

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Company common stock fund as investment options for participants.

Valuation of investments - The Plan’s investments are stated at fair value, except for fully benefit responsive investment contracts, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further information on fair value measurements.

The Vanguard Retirement Savings Trusts, as described in Note F, which are fully benefit responsive investment contracts, are reported at contract value. Contract value is the relevant measurement

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note F for further information on fully benefit responsive investment contracts.

Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. Any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company (Vanguard) as trustee of the Plan effective September 30, 2004. Vanguard is also the third-party administrator for the Plan and charges a per participant fee for the administrative services that it provides to the Plan. The Company and the other participating employers in the Plan pay this fee for participants who are actively employed by the Company or one of its related entities that is a participating employer in the Plan. Participants who are not actively employed by the Company or one of its related entities that is a participating employer in the Plan pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trusts, which are common collective investment trusts, are charged to participants with balances in the respective trust.

NOTE C	TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on August 4, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Service Code.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2014.

NOTE D	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

managed by affiliates of Vanguard or the trustee. The Plan participants also invest in shares of the Company’s stock through the Teleflex Incorporated common stock fund. The common stock fund held approximately 398,000 and 471,000 shares of the Teleflex Incorporated common stock representing 22% and 21% of Plan assets as of December 31, 2017 and 2016, respectively. These transactions, in addition to participant loan receivables, qualify as party-in-interest transactions and are exempt from the prohibited transactions rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.

NOTE E	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - inputs to the fair value measurement that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - inputs to the fair value measurement that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A summary by level within the fair value hierarchy (as defined above) of the Plan’s investments measured at fair value on a recurring basis is as follows:

	Level 1	Level 2	12/31/2017

Registered investment companies	$307,096,260	$—	$307,096,260
Company common stock fund	—	99,156,769	99,156,769
Total	$307,096,260	$99,156,769	$406,253,029

	Level 1	Level 2	12/31/2016

Registered investment companies	$236,306,387	$—	$236,306,387
Company common stock fund	—	76,235,903	76,235,903
Total	$236,306,387	$76,235,903	$312,542,290

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and December 31, 2016.

Registered investment companies are valued at quoted market prices, which represent the net asset

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

value of shares held by the Plan at year end.

The Company common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component at year end.

NOTE F	VANGUARD RETIREMENT SAVINGS TRUSTS

As of December 31, 2017 a portion of the Plan’s investments are in the Vanguard Retirement Savings Trust III where as of December 31, 2016 a portion of the Plan's investments were in the Vanguard Retirement Savings Trust IV (both savings trusts referred collectively as the “common collective trusts” or the "Vanguard Trusts"). The underlying investments in the common collective trusts are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. These contracts meet the fully benefit responsive investment contract criteria and therefore are presented at contract value. The contract value is based on the net asset value of the fund as reported by Vanguard, the trustee, and is determined based on the units of the common collective trust fund held by the Plan at year end times the respective unit value. Investment contracts include traditional guaranteed investment contracts (GICs), synthetic investment contracts (SICs) including wrapper contracts, and short term investments such as a money market fund. The following represents the disaggregation of investments by type of investment contract included in the common collective trusts:

	2017	2016

Guaranteed investment contracts	$1,275,171	$1,233,301
Synthetic investment contracts	33,316,978	34,284,401
Short term investments	1,182,250	2,086,332
Other assets (liabilities)	29,226	(193,719)
Investments, at contract value	$35,803,625	$37,410,315

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Trusts at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdrawal at contract value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to contract value. In determining the net assets available for benefits, the Vanguard Trusts are included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

The existence of certain conditions can limit the trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the common collective trusts that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unitholder, tax disqualification of the trust or unitholder, and certain trust amendments if issuers’ consent is not obtained. As of December 31, 2017, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE G	RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

TELEFLEX 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2017
Plan EIN# 23-1147939, Plan 010

	(b)
	Identity of Issuer, Borrower,	(c)	(e)
(a)	Lessor, or Similar Party	Description of Investment	Current Value

	American Funds New Perspective Fund; Class R-6	Registered Investment Company	$630,774
	American Funds New World Fund; Class R6	Registered Investment Company	277,309
	Delaware Value Fund; Class R6	Registered Investment Company	16,083,075
	JPMorgan Small Cap Equity Fund; Class R6	Registered Investment Company	3,949,726
	Metropolitan West Total Return Bond Fund; P Class	Registered Investment Company	950,094
*	Vanguard Explorer Fund Admiral Shares	Registered Investment Company	8,165,165
*	Vanguard Extended Market Index Fund Admiral Shares	Registered Investment Company	3,850,590
*	Vanguard Federal Money Market Fund	Registered Investment Company	413,424
*	Vanguard Inflation-Protected Securities Fund: Adm Shares	Registered Investment Company	496,521
*	Vanguard Institutional Index Fund	Registered Investment Company	24,290,949
*	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	7,144,412
*	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	9,414,501
*	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	25,450,858
*	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	19,346,216
*	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	29,121,507
*	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	15,693,605
*	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	16,862,220
*	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	9,619,369
*	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	5,161,660
*	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	1,376,456
*	Vanguard Institutional Target Retirement 2065 Fund	Registered Investment Company	22,207
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	2,547,630
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	15,740,039
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	23,859,905
*	Vanguard REIT Index Fund Admiral Shares	Registered Investment Company	211,986
*	Vanguard Small-Cap Index Fund Admiral Shares	Registered Investment Company	769,109
*	Vanguard Strategic Equity Fund	Registered Investment Company	13,450,422
*	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Company	13,766,695
*	Vanguard Total International Stock Index Fund Admiral Shr	Registered Investment Company	8,065,629
*	Vanguard Total World Stock Index Fund Investor Shares	Registered Investment Company	189,546
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	30,174,661
*	Teleflex Stock Fund	Unitized Stock Fund	99,156,769
*	Vanguard Retirement Savings Trust III	Common Collective Trust	35,803,625
*	Participant Loans, 5.0% to 11.0%	Participant Loans with various maturities through November 2047	6,956,412
			$449,013,066
*Party-in-interest.
Cost information not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teleflex 401(k) Savings Plan

By:	/s/ Cameron P. Hicks
Cameron P. Hicks Vice President, Global Human Resources
Dated: June 27, 2018

INDEX TO EXHIBITS

Exhibit No.		Description

23.1	-	Consent of Independent Registered Public Accounting Firm